

September 22, 2011

Via E-mail
Christopher G. Marshall
Chief Financial Officer
North American Financial Holdings, Inc.
9350 South Dixie Highway
Miami, FL 33156

      Re: North American Financial Holdings, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed September 6, 2011
             File No. 333-175108

Dear Mr. Marshall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 6, 2011

Use of Proceeds, page 43

1. We note your response to comment 10 in our letter dated July 21, 2011. Please revise to disclose, if accurate, that the company does not currently have any plans to acquire depository institutions through traditional open bank and FDIC failed bank acquisitions, through selective acquisitions of financial services companies or of assets, deposits and branches.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Net Interest Income, page 68

2. On page 68 you indicate that you have a significant amount of liquidity that you intend to invest by generating organic loan growth. Revise this section to discuss the impact of the addition of the equity capital raised in this financing upon your ability to reach management's targeted asset to equity ratios, upon your overall return on equity and the time in which management expects that it will be able to fully realized its organic and overall growth targets.

Provision for Loan Losses, page 74

3. We note reclassifications from nonaccretable difference of $72.8 million in the three months ended June 30, 2011. Please revise to disclose the specific facts and circumstances that led to the increase in expected cash flows to be collected on your PCI loan such that a reclassification from nonaccretable yield was appropriate. Also, please revise to disclose how you determined that there was no change in the cash flows expected on your PCI loan pools with impairment since the date of acquisition, as reflected in the table on page 75. Include a discussion of the expected change in cash flows in the Asset Quality section, beginning on page 84.

Business
Our Business Strategy
Efficiency and Cost Savings, page 126

4. We note your presentation of "adjusted efficiency ratio" on page 126. This measure appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP financial measure in the future, please revise to comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

Annual Bonus Program, page 134

5. We note your response to comment 22 in our letter dated July 21, 2011. We also note the bonus amounts disclosed in the Summary Compensation Table. To the extent quantitative performance targets were established for 2010 compensation, please revise to disclose those targets. If you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm

analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and C&DI – Regulation S-K, Question 118.04.

<u>Exhibits</u>

6. We note your response to comment 31 in our letter dated July 21, 2011. In particular, we note that the legal opinion of Wachtell, Lipton, Rosen & Katz will be filed on and dated as of the effective date of the registration statement. Please file a form of opinion, along with counsel's consent, with your next pre-effective amendment. Note that we may have comments after reviewing these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: David E. Shapiro, Esq.
        Mark F. Veblen, Esq.
            Wachtell, Lipton, Rosen & Katz